
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2009

CSC Services of Nevada, Inc.
As agent for Home Touch Holding Company
502 East John Street
Carson City, NV 89706

> **Re: Home Touch Holding Company**
> **Registration Statement on Form S-1**
> **Amended September 2, 2009**
> **File No. 333-158713**

Dear Mr. Sir/Madam:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

1.   Include a separate risk factor that describes the extent to which your executive officers, directors, operations, and assets are located outside the United States and your revenues are derived from operations in China, and explain how that may affect the rights of U.S. investors to enforce their legal rights, effect service of process upon your directors or executive officers, or enforce civil or criminal judgments of U.S. courts against the registrant or its directors and executive officers under U.S. federal securities laws. Also disclose, if true, that China's

treaties do not provide for reciprocal recognition and enforcement of judgments by U.S. courts.

2.   Add a risk factor to discuss the extent to which your revenues for the most recent fiscal year and quarter and your past financing are dependent on related parties, identify those parties, and explain the affiliation.

Although we will be a mandatory reporting company…, page 16

3.   We note your revised disclosure in response to prior comment 3. Please revise your discussion to clarify that you will not be subject to the proxy rules or Section 16 until you file a Form 8-A.

Financial Summary, page 5

4.   Please revise to clarify that the information for the three months ended June 30, 2009 and 2008 is unaudited.

5.   Please reconcile the information for the year ended March 31, 2009 to page F-4 and the three months ended June 30, 2008 to page F-21.

Description of Business, page 27

6.   Clarify whether any of the revenues on your balance sheet are derived from sales to Home Touch Singapore or Home Touch Malaysia. Your disclosure says there have been no sales through these distributors, but it is not clear whether these distributors have made purchases from the registrant but have not yet sold the products to customers.

Markets and Marketing, page 32

7.   We note your revised disclosure on page 33 in response to prior comment 5. Please revise to describe why you believe that your marketing arrangements are important but not critical to your business. In this regard, we note that the arrangements listed in the four bullet points on page 33 total approximately $680,000 and therefore would appear material relative to your revenues. Also, please revise to disclose the annual amounts received from each of the marketing partners you list. Please provide separate figures for Microsoft and Cisco, or tell us why you have aggregated these figures. Also disclose the revenue amounts received in connection with your Nokia, EBS, T&J and eHome arrangements. If you have not received any revenues from these arrangements, please disclose this point under the applicable heading that describes the arrangement.

Results of Operations, page 40

8.   Expand to discuss the significant increase in the percentage of related party sales for the latest fiscal quarter.

Certain Relationships and Related Transactions, page 43

9.   Please file your note and/or loan agreements with Penflow Technology (Asia) Limited and Technics Group Limited.

10.   We note your disclosure on page 44 in response to prior comment 9. Please file as an exhibit a summary of all the material terms of the oral agreements, including whether there are any conditions to the forgiveness of the debt by Mr. Ng and Ms. Yau and whether they personally agreed unconditionally to forfeit the right and all future rights to repayment. Please refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

11.   Reconcile the disclosure regarding the amounts due to related parties and notes payable to related parties with the disclosure in your audited balance sheet.

Liquidity and Capital Resources, page 41

12.   On page 42, it appears that the first columnar heading should refer to June 30, 2009 and not March 31, 2009. Please revise or advise.

Revenue Recognition, page F-9

13.   We re-issue prior comment 15. The discrepancy still exists between your response (no licensing arrangement with local partners) and the disclosure on pages 4 and 38 indicating that you do license yourself out to "one local partner. For Instance, Home Touch (Malaysia) Limited and Home Touch (Singapore) Limited." Please reconcile your response to your disclosure on pages 4 and 38. If these arrangements do not exist, revise your disclosure on pages 4 and 38. If these arrangements do exist, please revise your revenue recognition policy to disclose how you account for these transactions.

14.   Please refer to prior comments 14, 16 and 17 and the disclosure in this note. With respect to your projects revenue, we note from your response that this product includes modification of hardware and software. Please address whether the modification is significant and how you considered Subtopic 605-35 of FASB ASC in your accounting for these sales.

15.   In this regard, we note from your response to prior comment 17 that you provide your customers with post-contract customer support. Please tell us why you

include this as part of the element to design and customize the hardware and software and not as a separate contract element.

Condensed Consolidated Balance Sheets, page F-20

16.   Please delete your reference to the March 31, 2009 balance sheet as audited. You may instead add a note to state that the information was derived from your audited financial statements.

Recent Sales of Unregistered Securities, page 56

17.   We note your revised disclosure on page 56 in response to prior comment 19. For each sale, please provide all disclosure required by Item 701 of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Dennis Hult at (202) 551-3618 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Michael T. Williams, Esq. - Williams Law Group, P.A.